UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
OLINK HOLDING AB (PUBL)
(Name of Subject Company (Issuer))
GOLDCUP 33985 AB (U.C.T. ORION ACQUISITION AB)
(Offeror)
a direct, wholly owned subsidiary of
THERMO FISHER SCIENTIFIC INC.
(Ultimate Parent of Offeror)
Common Shares, quota value SEK 2.431906612623020 per Share
American Depositary Shares (“ADSs”), each representing one Common Share, quota value SEK 2.431906612623020 per Share
(Title of Class of Securities)
680710100*
(CUSIP Number of Class of Securities)
Michael A. Boxer
Senior Vice President and General Counsel
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451
Telephone: (781) 622-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Ting S. Chen
Bethany A. Pfalzgraf
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
+1 (212) 474-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Thermo Fisher Scientific Inc., a Delaware corporation (“Parent” or the “Offeror”). This Schedule TO relates to the tender offer by Goldcup 33985 AB (u.c.t. Orion Acquisition AB), a private limited liability company organized under the laws of Sweden (“Buyer”), a direct, wholly owned subsidiary of Parent, to purchase all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Shares”) and all of the outstanding American Depositary Shares, each representing one Share (the “ADSs” and, together with the Shares, the “Offer Securities”), of Olink Holding AB (publ), Reg. No. 559189-7755, a public limited liability company organized under the laws of Sweden (“Olink” or the “Company”), in exchange for $26.00 per Share (that is not represented by an ADS) or $26.00 per ADS, as applicable, in cash, without interest (such amount per Share and ADS paid pursuant to the Offer in accordance with the Purchase Agreement (as defined below), the “Offer Consideration”) (such offer, the “Offer”).
The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2023 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), the ADS Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B), and the Acceptance Form for Shares (including any instruction letter attached thereto), a copy of which is attached hereto as Exhibit (a)(1)(C) (the “Acceptance Form for Shares”), in each case, together with any amendments or supplements thereto.
Buyer is entitled, in connection with the Offer, to relief from certain provisions of Section 14(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation 14E thereunder afforded under “Tier II” of the SEC’s Cross-Border Tender Offer Rules and related interpretations issued by the Staff of the SEC. In particular, pursuant to this “Tier II” relief, Buyer may make certain purchases of Offer Securities outside of the Offer outside of the United States.
All of the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
The Purchase Agreement, dated October 17, 2023 (as it may be amended from time to time, the “Purchase Agreement”), by and between Parent and Olink, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.
Item 1.	Summary Term Sheet.
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.	Subject Company Information.
(a)	Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:
Olink Holding AB (publ)
Uppsala Science Park
Salagatan 16F
SE-753 30
Uppsala, Sweden
+46 (0) 18-444 39 70
(b)
Securities. As of the close of business on October 27, 2023, the latest practicable date prior to the filing of this Schedule 14D-9, there were 124,342,715 Shares issued and outstanding, 39,586,248 of which were represented by issued and outstanding ADSs.

(c)	Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled “Price Range of ADSs; Dividends” is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person.
(a)-(c)	Name and Address; Business and Background of Entities; and Business and Background of Natural
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Persons. This Schedule TO is filed by Parent and Goldcup 33985 AB (u.c.t. Orion Acquisition AB). The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Information Concerning Parent and Buyer” and in Schedule I of the Offer to Purchase is incorporated herein by reference.
Item 4.	Terms of the Transaction.
(a)	Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a)
Transactions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Background of the Offer; Past Contacts or Negotiations with Olink” is incorporated herein by reference.

(b)
Significant Corporate Events. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Background of the Offer; Past Contacts or Negotiations with Olink”, “The Transaction Agreements” and “Purpose of the Offer; Plans for Olink” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
(a)
Purposes. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction” and “Purpose of the Offer; Plans for Olink” is incorporated herein by reference.

(c)
(1)-(7) Plans. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “The Transaction Agreements”, “Background of the Offer; Past Contacts or Negotiations with Olink”, “The Transaction Agreements”, “Purpose of the Offer; Plans for Olink”, “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
(a)
Source of Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Source and Amount of Funds”, “Background of the Offer; Past Contacts or Negotiations with Olink”, and “Transaction Agreements” is incorporated herein by reference.

(b)	Conditions. The Offer to Purchase is not subject to a financing condition.
(d)	Borrowed Funds. The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 8.	Interest to Securities of the Subject Company.
(a)
Securities Ownership. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Certain Information Concerning Parent and Buyer”, “Purpose of the Offer; Plans for Olink”, “The Transaction Agreements” and Schedule I of the Offer to Purchase is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Buyer” is incorporated herein by reference.
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a)
Solicitations or Recommendations. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Procedures for Accepting the Offer and Tendering Offer Securities”, “Background of the Offer; Past Contacts or Negotiations with Olink”, “The Transaction Agreements” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.
(a)	Financial Information. Not Applicable.
(b)	Pro Forma Information. Not Applicable.

Item 11.	Additional Information.
(a)(1)
The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Buyer”, “Background of the Offer; Past Contacts or Negotiations with Olink”, “Purpose of the Offer; Plans for Olink” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2)
The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Purpose of the Offer; Plans for Olink”, “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3)
The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer”, “The Transaction Agreements” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4)	The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.
(a)(5)	The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(c)	The information set forth in the Offer to Purchase and ADS Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 31, 2023.*
(a)(1)(B)	Form of ADS Letter of Transmittal.*
(a)(1)(C)	Form of Acceptance Form for Shares.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding ADSs.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding ADSs.*
(a)(1)(F)	Form of Letter to Shareholders of Olink Holding AB (publ) and Other Market Participants Regarding Shares.*
(a)(1)(G)	Text of Summary Advertisement as published in The New York Times on October 31, 2023.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)
Joint Press Release, dated October 17, 2023, issued by Thermo Fisher Scientific Inc. and Olink Holding AB (publ) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. on October 17, 2023 (File No. 001-08002)).

(a)(5)(B)
Letter to Employees from Chairman, President and Chief Executive Officer, dated October 17, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. on October 17, 2023 (File No. 005-93360)).

(a)(5)(C)
Letter to Employees from Executive Vice President, dated October 17, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. on October 17, 2023 (File No. 005-93360)).

(a)(5)(D)	Corporate Social Media Posts on October 17, 2023 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. on October 17, 2023 (File No. 005-93360)).
(a)(5)(E)	Letter to Partners / Suppliers, dated October 17, 2023 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. on October 17, 2023 (File No. 005-93360)).
(a)(5)(F)	Letter to Customers, dated October 17, 2023 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. on October 17, 2023 (File No. 005-93360)).
(a)(5)(G)
Excerpt from transcript of Q3 2023 Earnings Call held on October 25, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. on October 25, 2023 (File No. 005-93360)).

(a)(5)(H)	Press Release, dated October 31, 2023.*
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Purchase Agreement, dated as of October 17, 2023, by and between Thermo Fisher Scientific Inc. and Olink Holding AB (publ).*
(d)(2)	Tender and Support Agreement, dated October 17, 2023, by and among Thermo Fisher Scientific Inc., and certain Shareholders of Olink Holding AB (publ).*
(d)(3)	Transfer Restriction Agreement, dated October 17, 2023, by and among Thermo Fisher Scientific Inc. and certain Shareholders of Olink Holding AB (publ).*
(d)(4)	Confidentiality Agreement, effective as of June 25, 2023, by and between Thermo Fisher Scientific Inc. and Olink Holding AB (publ).*
(d)(5)	Exclusivity Letter, dated as of October 13, 2023, by and between Thermo Fisher Scientific Inc. and Olink Holding AB (publ).*
(d)(6)	Offer Letter, dated as of October 16, 2023, from Thermo Fisher Scientific Inc. to Jon Heimer.*
(d)(7)	Selling Shareholder Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Jon Heimer.*
(d)(8)	Offer Letter, dated as of October 16, 2023, from Thermo Fisher Scientific Inc. to Carl Raimond.*

Exhibit No.	Description
(d)(9)	Noncompetition Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Carl Raimond.*
(d)(10)	Retention Bonus Agreement, dated as of October 16, 2023 by and between Thermo Fisher Scientific Inc. and Carl Raimond.*
(d)(11)	Selling Shareholder Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Carl Raimond.*
(d)(12)	Selling Shareholder Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Rickard El Tarzi.*
(d)(13)	Selling Shareholder Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Ida Grundberg.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*
*	Filed herewith.
Item 13.	Information Required by Schedule 13e-3.
Not applicable.
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SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 31, 2023
Goldcup 33985 AB (u.c.t. Orion Acquisition AB), a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc.
By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Chairman and Director
Thermo Fisher Scientific Inc.
By:	/s/ Michael A. Boxer
	Name:	Michael A. Boxer
	Title:	Senior Vice President and General Counsel
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